# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XYLO TECHNOLOGIES LTD, CIK 0001618500
CUSIP: 58471G508
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, TEL AVIV, Israel (L3), 6971072
Date of event which requires filing of this statement: 04/16/2025
Filed by CIK 0001749628
Persons authorized to receive notices and communications: L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (8.77% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd.
  (2) Based on 33,051,581 ordinary shares outstanding as of April 14, 2025 (based on information received from the Issuer).
- Kfir Silberman (CIK 0001626639): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: affiliate funds (AF); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (8.77% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd.
  (2) Based on 33,051,581 ordinary shares outstanding as of April 14, 2025 (based on information received from the Issuer).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: XYLO TECHNOLOGIES LTD
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, TEL AVIV, Israel (L3), 6971072
Comment: The undersigned, L.I.A Pure Capital Ltd., a private company organized under the laws of the State of Israel, company no. 514408715 ("Pure Capital"), and Kfir Silberman, an Israeli citizen and Pure Capital's chief executive officer, sole director, and sole shareholder, (collectively, the "Reporting Persons"), hereby file this Amendment No. 1 to Schedule 13D (the "Schedule 13D" or "Schedule"), previously filed on February 18, 2025, with respect to the ordinary shares, no par value ("Ordinary Share") underlying American Depositary Shares ("ADSs") of Xylo Technologies Ltd., a company organized under the laws of Israel, with registered offices located at 10 Hanechoshet, 4th Floor, Tel-Aviv 6971072, Israel (the "Issuer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On March 4, 2025, Pure Capital filed an amendment to its request in the Tel Aviv District Court (Economic Division) (the "Court") to convene a special general meeting of the Issuer's shareholders and ADSs holders (the "Shareholders") to approve an arrangement between the Issuer and the Shareholders in accordance with Section 350 of the Israeli Companies Law, 5799-1999 (the "Amended Request" and the "Arrangement", respectively). The Amended Request increases Pure Capital's proposal for the acquisition of the Issuer's issued and outstanding share capital held by Shareholders other than Pure Capital, to an updated purchase price of $0.13125 per Ordinary Share (or $5.25 per ADS) as opposed to the previous proposed purchase price of $0.0925 per Ordinary Share (or $3.70 per ADS). The Amended Request further clarifies, subject to Shareholders' approval of the Arrangement, that (i) Pure Capital commits to purchase restricted share units granted to the Issuer's employees, officers and directors that are subject to acceleration upon a change of control; and (ii) the Issuer will purchase customary run-off insurance as of the date the Arrangement becomes effective. On March 12, 2025, the Issuer submitted a response to the Amended Request to the Court, in which the Issuer noted that its board of directors does not object to the Arrangement that is fair. On March 20, 2025, the Court ordered the Issuer to convene a special meeting of the Shareholders, in which the Arrangement would voted on by the Shareholders. On March 27, 2025, following a mutual request of the Issuer and Pure Capital and in accordance with applicable law, the Court ordered the Issuer to convene two general meetings of Shareholders: (i) a special general meeting of all Shareholders and (ii) a special general meeting of all Shareholders, other than Pure Capital, the controlling shareholder of Pure Capital (i.e., Kfir Silberman), and any Shareholders who have an ongoing business relationship with any of the aforementioned.

In addition, on April 16, 2025, Pure Capital sold 454,752 Pre-Funded Warrants to several purchasers, for a total consideration of US $1,818,434 under the terms of the Form of Pre-Funded Warrant Purchase Agreement of which an English summary is attached as Exhibit 4.3 to this Schedule 13D. Following the aforementioned transactions, the Reporting Persons are the beneficial owners of the ADSs identified above and do not beneficially own any Pre-Funded Warrant.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The abovementioned supplement and amendment to Item 4 are incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 4.3 English Summary of Form of Pre-Funded Warrant Purchase Agreement by and between L.I.A. Pure Capital Ltd. and the Purchasers.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman (04/17/2025)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (04/17/2025)